October 15, 2007

Mr. Daniel L. Gordon

Mr. Eric C. McPhee

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Fax Number (202) 772-9210

Re:	Thornburg Mortgage, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2006
File No. 1-11914

Dear Mr. Gordon and Mr. McPhee:

We are in receipt of your follow-up comment letter dated September 28, 2007. The following is the text of your comment along with our response, with the latter typed in bold font:

Form 10-Q for the Period Ended June 30, 2007

Consolidated Balance Sheets, page 3

1.	Please confirm to us that the additional $230 million loss noted in your Form 8-K dated August 20, 2007, in excess of the $700 million that was already reflected as an accumulated comprehensive loss on the company’s consolidated balance sheet at June 30, 2007, arose from losses in value occurring after the June 30, 2007 balance sheet date.

On September 6, 2007, the Company filed a Form 8-K updating its estimate of expected losses from the $930 million disclosed in the Form 8-K dated August 20, 2007 noted in your question above to $863 million. The updated loss number was based on the best information available to us at that time. The additional loss in excess of the $700 million reflected in accumulated comprehensive loss at June 30, 2007 was due to losses in value as a result of the following changes in market conditions subsequent to June 30, 2007:

In early August 2007, the secondary market for financing prime quality mortgage assets and rated mortgage-backed securities (“MBS”) came under severe pressure for a number of reasons. During 2007, lower credit quality loans and securities backed by subprime mortgage loans and, to a lesser extent, Alt-A mortgage loans were downgraded by rating agencies as the credit performance of the underlying loans deteriorated and, as a result, the prices of securities backed by those loans declined. In late July and early August, concerns were fueled among mortgage investors owning MBS as a result of (i) suggestions by mortgage originators that credit problems were beginning to appear in their prime mortgage loan portfolios, (ii) bankruptcy filings of some mortgage lenders, and (iii) public announcements by several large mortgage originators that they were planning to cease lending in the prime jumbo segment of the mortgage market because of a lack of ability to sell those mortgages in the secondary market. In response to these market events and the concerns that they created among mortgage investors, market prices of private-label MBS backed by prime mortgage loans, including MBS held in our portfolio, suddenly and unexpectedly began to decline despite falling interest rates, and investors in mortgage securities and loans backed by high quality mortgages rapidly curtailed their purchases of mortgage loans and securities in the secondary mortgage market. The decline in market prices and the decrease in market liquidity subsequent to June 30, 2007 resulted in lower market prices than those reported at June 30, 2007 for the securities we sold or which were liquidated by third parties subsequent to June 30, 2007 as well as those securities retained in our portfolio subsequent to June 30, 2007.

On October 9, 2007, we issued a press release disclosing that our revised estimate of losses of $863 million on assets sold has been further revised to an estimated loss of $1.099 billion. This increase in loss is also attributable to losses in value as a result of changes in market conditions subsequent to June 30, 2007. The revision of the loss estimate is due primarily to the receipt of actual sale price documentation for asset liquidations conducted by third-party financing counterparties as opposed to those sales conducted by the Company, and to a lesser extent, to additional asset sales that occurred after August 17, 2007 as well as a $6 million impairment charge on one MBS backed by pay option ARMs. Specifically, the increase in the loss estimate reflects forced liquidations of assets by third parties at a loss of 6.58%, compared to a loss of 4.46% on asset sales in transactions conducted during the same period of time in which the Company was able to negotiate the sales price. Based on the market prices realized in these sales, at the time the Company estimated the loss on the liquidated assets, the Company believed it would receive better liquidation prices than it ultimately did.

Critical Accounting Policies and Estimates, page 29

2.	In future filings please expand your discussion of your critical accounting estimates related to determining the fair value of your assets by including a quantitative as well as qualitative analysis of those estimates and assumptions that bear the risk of change. Please refer to Financial Reporting Release 72, Section V, Critical Accounting Estimates.

We intend to include the following additional disclosure in the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2007, and in subsequent filings:

The fair values of most of our Purchased ARM Assets and all of our Hybrid ARM Hedging Instruments are based on market prices provided by third-party pricing services or certain dealers which make markets in these financial instruments. If the fair value of a Purchased ARM Asset is not reasonably available from a third-party pricing service or dealer, management estimates the fair value. For Purchased Arm Assets valued by management, we first look to identify a security in our portfolio for which a third-party market price is available that has similar characteristics including interest coupon, product type, credit rating, seasoning and duration. The third-party market price of the similar security is then used to value the security for which there was no third-party quote, by applying the percentage change in price of the similar security for the relevant period to the price of the security for which there was no third-party quote. Our objective is to use the third-party quote as the primary valuation indicator; however, if we are unable to identify a similar security in our portfolio, we look to recent market transactions of similar securities or make inquiries of broker-dealers that trade similar securities and use the data obtained to calculate a market price based on a yield or spread target. At September 30, 2007, the Company’s ARM assets were valued pursuant to the following methodologies:

	Number	Fair Value	Unrealized Gain (Loss)	% of Fair Value to Total ARM Assets
Third-party pricing service
Similar characteristics to a security valued by a third-party pricing service
Recent market transactions for similar securities
Total

All valuations are calculated individually at the security level based on the market data described above. While the fair values reported herein reflect the Company’s best estimate of the amounts the Company could realize in a current market exchange, actual trades could vary from those estimates. Market conditions are in constant flux and changes in market conditions subsequent to the valuation date could indicate significantly different fair values at that time.

3.	Please confirm that the assumptions in your models to determine the value of securities which must be valued by management have changed over the past four quarters on a timely basis based on your loss experience and industry trends.

We do not use a model to value securities in the event management must determine a value because the value is not available from a third-party pricing service. Each such security is valued individually based on current market data available on securities with similar characteristics at the valuation date, as discussed above.

In connection with the above responses, we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that you find the above response appropriate. We would be pleased to set up a conference call to discuss these items if that would be helpful to you.

Sincerely,

/s/ Clarence G. Simmons
Clarence G. Simmons
Senior Executive Vice President and Chief Financial Officer
Thornburg Mortgage, Inc.

cc:	Mr. Steve Newton, HellerEhrman LLP
Ms. Cynthia Reinhart, KPMG, LLP

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